UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Brookfield Renewable Corporation

(Name of Issuer)

Class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11284V105

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

This amount includes class A exchangeable subordinate voting shares, no par value (the “Class A Shares”) of Brookfield Renewable Corporation (the “Issuer” or “BEPC”) held as follows: (i) 2,758,183 Class A Shares held by Brookfield Renewable Power Inc. (“BRPI”), 3,000,000 Class A Shares held by BRPI Holdings Inc. (“BRPIH”), and 28,961,500 Class A Shares held by Brookfield Investments Corporation (“BIC”), each of which is a subsidiary of Brookfield Corporation (“Brookfield”) and (ii) 10,094,152 Class A Shares held by subsidiaries of Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.) (“BNT”), a paired entity to Brookfield, subject to the terms of the Voting Agreement as described in Amendment No. 4 to Schedule 13D.

**

Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,641,191 as of October 9, 2024. Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield and Brookfield Renewable Partners L.P. hold an approximate 81.2% voting interest in the Issuer.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 44,813,835 Class A Shares beneficially owned by Brookfield.
**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,641,191 as of October 9, 2024.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE POWER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,758,183*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,758,183*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,183*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 3,000,000 Class A Shares beneficially owned by BRPIH, a subsidiary of BRPI.
**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,641,191 as of October 9, 2024.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,961,500*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,961,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,961,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 28,961,500 Class A Shares held through BIC Holdings LP, a subsidiary of BIC.
**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,641,191 as of October 9, 2024.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Brookfield Renewable Partners L.P. and its affiliates beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield and Brookfield Renewable Partners L.P. hold an approximate 81.2% voting interest in the Issuer.

Explanatory Note

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 13D is being filed by Brookfield, BAM Partners Trust (the “BAM Partnership”), BRPI, BIC, Brookfield Renewable Partners Limited (“BRPL”) and Brookfield Renewable Partners L.P. (“BEP”, and collectively with Brookfield, the BAM Partnership, BRPI, BIC and BRPL, the “Reporting Persons”) to amend the original Schedule 13D, as amended through Amendment No. 5 thereto (the “Schedule 13D”).

Information and defined terms reported in the Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 6.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

On October 9, 2024, BEPC, BEP (collectively with BEPC, “Brookfield Renewable”), Brookfield and 1505127 B.C. Ltd. (the “New Corporation”) entered into an arrangement agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Renewable’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BEPC if no action is taken. The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, BEPC shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Renewable today.

The Arrangement will be implemented pursuant to a court-approved plan of arrangement and will require shareholder approval. A management information circular outlining the transaction in detail is expected to be mailed to BEPC shareholders at the end of October, in advance of a special meeting of shareholders (the “Meeting”) to be held virtually on December 3, 2024 at 10:00 a.m. (Eastern time). Shareholders of record as of the close of business on October 21, 2024 will be entitled to vote at the Meeting. Subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024. The newly issued class A exchangeable subordinate voting shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BEPC”.

After giving effect to the Arrangement, (i) Brookfield and its subsidiaries are expected to own or exercise control or direction over 34,719,683 class A.2 exchangeable non-voting shares of BEPC (“Class A.2 Shares”) representing all of the issued and outstanding Class A.2 Shares (and, subject to the Ownership Cap (as defined below), representing 19.3% of the class A exchangeable subordinate voting share of the New Corporation (“New Exchangeable Shares”) on an as exchanged basis) and (ii) subsidiaries of BNT, a paired entity to Brookfield, are expected to own or exercise control or direction over 10,094,152 New Exchangeable Shares representing approximately 7.0% of the issued and outstanding New Exchangeable Shares (5.6% of the New Exchangeable Shares on an as exchanged basis). Collectively, Brookfield, BNT and their respective subsidiaries are expected to own or exercise control over 34,719,683 Class A.2 Shares and 10,094,152 New Exchangeable Shares that collectively represent approximately 24.9% of the New Exchangeable Shares on an as exchanged basis (but subject to, in the case of any New Exchangeable Shares held by Brookfield and its subsidiaries, the Ownership Cap (as defined below)). The Class A.2 Shares held by Brookfield and its subsidiaries will be subject to a restriction that limits the exchange by Brookfield and its subsidiaries of Class A.2 Shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of the New Corporation (the “Ownership Cap”).

Upon the completion of the Arrangement, it is expected that Brookfield and BNT, a paired entity to Brookfield, will agree that all decisions to be made by subsidiaries of BNT with respect to the voting of the New Exchangeable Shares held by subsidiaries of BNT will be made by mutual agreement of the applicable BNT subsidiary and Brookfield.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, dated October 9, 2024, a copy of which was filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2024 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 179,641,191 outstanding as of October 9, 2024.

(c) Except as described herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 6 is hereby incorporated by reference.

As of October 9, 2024, Brookfield and BEP hold an approximate 81.2% voting interest in the Issuer, BEP may receive up to 179,641,191 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may receive up to 134,827,356 Class A Shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.10 Arrangement Agreement, dated October 9, 2024 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on October 11, 2024).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

October 11, 2024	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, General Counsel and Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ James Bodi
Name: James Bodi
Title: President